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                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of the essential issue filed by Sociedad Quimica y
   Minera de Chile S.A. to the Superintendencia de Valores y Seguros de Chile
                                on May 12, 2004.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                     ---------------------------------------
             (Exact name of registrant as specified in its charter)

                    CHEMICAL AND MINING COMPANY OF CHILE INC.
                    -----------------------------------------
                 (Translation of registrant's name into English)

                El Trovador 4285, Santiago, Chile (562) 425-2000
                ------------------------------------------------
            (Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F      x                           Form 40-F
                    --------                                  --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                        No    x  .
             --------                                 --------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________


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                                       SQM
                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

                                                          Santiago, May 12, 2004

Mr. Alejandro Ferreiro Y.
Superintendent
Securities and Insurance Superintendence
Avda. Libertador Bernardo O'Higgins 1449
Santiago
--------
                                                                 ESSENTIAL ISSUE

Dear Mr. Superintendent.

         We hereby refer to your Memorandum Number 02853, dated April 6, 2004, and to our answer to the same, dated April 8, 2004 and, as an update, we hereby inform you the following:

1. Sociedad Quimica y Minera de Chile S.A. ("SQM") and Distrinor S.A. ("Distrinor") subscribed, on May 22, 2001, a Natural Gas Supply Contract, of a "fixed nature", pursuant to which Distrinor, among other aspects, is required to supply and sell to SQM -for a period of 10 years beginning on June 1, 2001- all the natural gas SQM requires for "heat generation" at its industrial facilities located in Chile's Second Region and that the parties have estimated to be of approximately 3,850,000 million Btu per year.

2. Distrinor has recently informed SQM that, as of this date and for the remainder of May, it will reduce the natural gas supply it has been providing SQM from approximately 240 thousand cubic meters per day to a new amount of approximately 100 thousand cubic meters per day. To that effect, Distrinor has invoked a force majeure reason as the basis for its decision, which, in turn, is based on the restrictions that Distrinor's natural gas supplier is allegedly experiencing due to the export restrictions supposedly imposed by the Argentinean Government on natural gas exports.

3. Distrinor has also informed SQM that, if the restriction criteria that is being supposedly imposed by the Argentinean authorities remains unchanged, the status of the natural gas supply provided by Distrinor to SQM should be normalized, partially during June and fully during July 2004.

4. SQM is prepared to immediately replace, as an alternative energy source, natural gas consumption by diesel. Therefore, SQM will be able to meet its annual production and sales programs.

5. SQM is currently carrying out the necessary investments that will allow it to adapt, during the fourth quarter of 2004, the relevant equipment to operate with fuel oil, instead of diesel. Fuel oil costs are substantially lower than the costs of diesel.
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6.       SQM estimates that the lower natural gas consumption and the higher diesel consumption will translate, for the remainder of this month, in increased production costs that are currently being assessed. This higher cost will later be reduced as Distrinor increases the supply of natural gas to SQM and to the extent that SQM is able to use fuel oil as an alternative energy source.

7. SQM will carry out all the applicable actions against Distrinor and third parties involved to request their contractual obligations and indemnifications.


         We inform you the above as an essential issue and in compliance with articles 9 and 10 of Law number 18.045. Additionally, also in compliance with the indications set forth in the Rule of General Character Number 30 that was issued on November 10, 1989.

         We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.

         Yours truly,





                     Sociedad Quimica y Minera de Chile S.A.


                         Conf: /s/ Patricio Contesse G.
                               ------------------------
                              Patricio Contesse G.
                             Chief Executive Officer



Cc:      Santiago Stock Exchange
         Brokers Stock Exchange
         Electronic Stock Exchange
         New York Stock Exchange
         Securities and Exchange Commission
         The Bank of New York

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.



                           Conf: /s/ Ricardo Ramos R.
                                 --------------------
                                Ricardo Ramos R.
                             Chief Financial Officer




                               Date: May 12, 2004